Exhibit 99.1

PERDIGÃO ACQUIRES CONTROL OF BATÁVIA

Company diversifies into a new segment,
maintaining its growth strategy

                Parmalat’s Creditor’s Meeting in Brazil today approved changes in the company’s Judicial Recovery Plan allowing negotiations for the sale of Parmalat Alimentos to Fundo de Investimentos LAEP (Investment and Restructuring Fund) to be concluded. Immediately subsequent to this event, AGORD — a company belonging to Fundo de Investimentos — made a capital injection of R$ 20 million into Parmalat Alimentos, thereby taking a 98.5% controlling stake in the company.

In line with the sequence of decisions taken by the Meeting, the new Parmalat has signed a purchase contract worth R$ 101 million with Perdigão  whereby the latter will take a controlling stake (51%) in Batávia S/A, the agreement including the use under license of the Parmalat brand name for dairy processed products. This operation has now to be ratified by the Judge of the 1st Court of Bankruptcies and Judicial Recoveries, where the Parmalat suit is currently sub judice.

The business acquired by Perdigão in the dairy products segment generates annual sales of approximately R$ 650 million. As a result, the Company continues to pursue its objectives of maintaining growth at similar percentages to those experienced in the past decade, both in sales and volume terms, without however, increasing the concentration of the business in the poultry and pork segments.

                Perdigão is diversifying into the dairy products market in partnership with Cooperativa CCLP — Cooperativa Central de Laticínios do Paraná — and Agromilk, both of which will continue to hold a total 49% stake in Batávia S/A — Indústria de Alimentos’s capital. Batávia is a company based in Carambeí in the state of Paraná, also having agroindustrial operations in the state of Santa Catarina.

The Company’s partners have long experience in producing milk in one of the most efficient milk-producing regions of Brazil. Since the sale of Frigorífico Batávia to the Company in 2000, both have enjoyed a close commercial relationship with Perdigão.

The meat and dairy products operations will remain separate, although the Company believes that the synergies between these operations and Perdigão’s modern management system can be important tools for increasing Batávia’s competitiveness over the medium term.

Today, the Batavo brand has a strong penetration in the markets of the South and Southeast and now using the Perdigão distribution network will be well placed to obtain market share in the North and Northeast of Brazil as well.

The third ranked company in the dairy industry with a 13.1% market share,  Batavo employs more than 1,700 at its two units — Carambeí in the state of Paraná and Concórdia in the state of Santa Catarina — selling a mix of more than 200 dairy-based and dairy processed products ranging from pasteurized and UHT milk, aromatized, fermented and chocolate-flavored milks to yogurts, fruit juices, soybean-based drinks, cheeses, petit suisse, desserts and confectionary.

The company’s production volume is made up of 40% milk-based products and the remaining 60%, other products. In 2005, the Brazilian market for Processed Milk products such as cheese cuts, yogurts and pasteurized milk was worth more than R$ 3 billion, while the Dry segment — UHT and powered milk amounted to R$ 5.5 billion. Last year, the Carambeí and Concórdia industrial units produced an average of 20,000 tons/month, a production volume that can be increased by a further 30%. This flexibility represents major potential for development, including exports, an area well known to Perdigão.

Batávia has network of 940 integrated milk producers in 40 municipalities. In 2005, the company’s units together took delivery of 220 million liters of milk. Brazil is the fifth largest milk producer in the world behind only the European Union, United States, India and Russia.

May, 26th 2006.

All statements contained herein with regard to the Company’s business prospects, projected results and the potential growth of its business are mere forecasts, based on local management expectations in relation to the Company’s future performance. Dependent as they are on market shifts and on the overall performance of the Brazilian economy and the sector and international markets, such estimates are subject to change.